EXHIBIT 99.1

VIZSLA SILVER EXTENDS HIGH-GRADE MINERALIZATION AT LA LUISA; INTERCEPTS 4,227 G/T AGEQ OVER 2.30 METRES

NYSE: VZLA     TSX-V: VZLA

VANCOUVER, BC, March 20, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla" or the "Company") is pleased to report results from seven drillholes targeting the recently discovered "La Luisa" Vein located ~700 metres west of the Napoleon Vein, at its 100%-owned flagship Panuco silver-gold project ("Panuco") in Mexico. Today's results expand the high-grade footprint at La Luisa by over ~150 metres down dip from previously reported hole NP-22-305 (see press release dated October 25, 2022).

Highlights

•	NP-22-332 returned 4,227 grams per tonne (g/t) silver equivalent (AgEq) over 2.30 metres true width (mTW) (2,699 g/t silver, 24.99 g/t gold, 0.22 % lead and 0.65 % zinc)
•	Including, 18,950 g/t AgEq over 0.47 mTW (11,502 g/t silver, 120.50 g/t gold, 0.82 % lead and 2.63 % zinc)
•	NP-23-358 returned 1,076 g/t AgEq over 5.60 mTW (257 g/t silver, 11.13 g/t gold, 0.42 % lead and 2.03 % zinc)
•	Including, 3,698 g/t AgEq over 1.11 mTW (659 g/t silver, 44.22 g/t gold, 0.53% lead and 2.33 zinc)
•	And, 1,761 g/t AgEq over 0.27 mTW (221 g/t silver, 22.68 g/t gold, 0.26% lead and 0.50% zinc)
•	NP-22-345 returned 1,967 g/t AgEq over 2.50 mTW (1,286 g/t silver, 9.76 g/t gold, 0.90 % lead and 2.35 % zinc)
•	Including, 4,630 g/t AgEq over 0.99 mTW (2,982 g/t silver, 24.01 g/t gold, 1.82 % lead and 5.03 % zinc)

"A key focus for this year's ongoing, fully funded 90,000 metre drill campaign is to explore high-priority targets proximal to the main resource centres in the western portion of the Panuco District," commented Michael Konnert, President and CEO. "La Luisa is one of several such prospective targets that does not currently host a mineral resource. Drilling at La Luisa has now outlined a near-surface high-grade footprint approximately 350 metres long by 325 metres down dip and is open in all directions. Furthermore, the relatively high gold to silver ratios indicates the current drilling horizon may be at the top of the mineralized system, similar to the near surface gold rich zone at the southern extent of the Napoleon vein. This ultimately supports the potential for La Luisa to deliver improved grades and widths at depth."

Figure 1: Plan map of recent drilling along the La Luisa vein.

Details of the La Luisa vein discovery

The La Luisa Vein is located approximately 700 metres to the west of Napoleon in the southwest portion of the Panuco district. The structure has been mapped on surface for almost 1,000 metres with an average strike of N35°W and dip of 70° - 80° to the NE. To date, Vizsla has reported 17 holes from La Luisa outlining a high-grade mineralized footprint approximately 350 metres long by 325 metres down dip and remains open in all directions. The upper portion of the vein is hosted primarily by rhyolite tuffs (the upper horizon of the regional lower volcanic sequence) whereas deeper vein-intercepts occur in the more favourable diorite host rock. Additionally, deeper drilling to date shows the vein changes dip direction from northeast to the southwest with increased depth (Figure 3).

Initial near surface drilling at La Luisa, returned significant gold concentrations with generally low silver and base metals. The relatively high gold to silver and base metals ratios observed, indicate this zone is analogous to the previously reported "Gold Rich-Shallow" horizon at the southern end of Napoleon. At Napoleon, initial interpretation, confirmed by subsequent drilling, used metal zonation and alteration to determine the block was tilted making the southern extent the top of the mineralized system (See press releases dated December 16, 2021 and October 12, 2022). Deeper drilling at La Luisa, including holes, NP-22-345 and NP-23-358, intercepted vein mineralization marked by higher silver concentrations, suggestive of shoot- or top-shoot elevation.

Going forward, Vizsla plans to mobilize a second drill-rig and continue drilling deeper holes at La Luisa to target the zone's precious metals rich core, which given the ongoing success of the local exploration model utilized at Napoleon, there exists the potential for increased grades and widths along strike and down plunge to the south. Due to the observed dip-reversal at depth, Vizsla is preparing drill pads on the west side of the vein to be able to intersect the vein system at a more favourable angle.

Figure 2: Longitudinal section of the La Luisa Vein. The section is inclined along the dip of the structure.

Figure 3: Cross section highlighting recent drill intercepts on La Luisa vein.

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-22-327	469.80	472.00	2.20	1.68	104	1.08	0.12	0.33	185	HW 1
NP-22-327	503.75	504.60	0.85	0.65	97	0.38	2.13	3.98	323	La Luisa
NP-22-332	449.30	451.45	2.15	1.68	92	0.65	0.11	0.27	142	HW 1
NP-22-332	455.30	458.25	2.95	2.30	2,699	24.99	0.22	0.65	4,227	La Luisa
Includes	456.45	457.05	0.60	0.47	11,502	120.50	0.82	2.63	18,950
NP-22-332	472.90	476.20	3.30	2.57	74	0.76	0.30	0.52	148	FW 1
NP-22-332	481.40	488.50	7.10	5.54	92	0.69	0.42	0.60	166	FW 2
Includes	481.40	482.20	0.80	0.62	227	1.11	3.12	3.97	522
NP-22-341	443.40	452.60	9.20	6.30	61	0.92	0.10	0.71	147	La Luisa
Includes	443.40	445.10	1.70	1.16	146	1.30	0.03	1.26	270
Includes	450.00	452.60	2.60	1.78	87	1.99	0.26	1.38	273
NP-22-345	511.65	515.70	4.05	2.50	1,286	9.76	0.90	2.35	1,967	La Luisa
Includes	511.65	513.25	1.60	0.99	2,982	24.01	1.82	5.03	4,630
NP-22-345	556.10	558.50	2.40	1.48	42	1.55	0.51	2.17	237	FW 1
NP-22-345	586.40	590.50	4.10	2.53	42	4.05	0.24	2.93	426	FW 2
NP-22-345	597.55	600.30	2.75	1.70	65	2.21	0.09	2.59	306	FW 3
NP-23-352	456.00	457.90	1.90	1.20	382	1.17	0.31	0.64	467	La Luisa
NP-23-358	501.30	513.90	12.60	5.60	257	11.13	0.42	2.03	1,076	La Luisa
Includes	505.15	507.65	2.50	1.11	659	44.22	0.53	2.33	3,698
Includes	508.90	509.50	0.60	0.27	221	22.68	0.26	0.50	1,761
NP-23-358	527.70	530.30	2.60	1.16	174	0.77	0.43	0.46	243	FW 1
NP-23-358	537.85	540.70	2.85	1.27	226	1.45	1.16	8.00	633	FW 2
NP-23-362	Pending Assays

Table 1: Downhole drill intersections from the holes completed along the La Luisa vein.

Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-22-327	403,025	2,586,785	450	251	-50.0	567.0
NP-22-332	403,025	2,586,785	450	229	-43.4	556.5
NP-22-341	403,077	2,586,547	480	240	-47.5	519.0
NP-22-345	403,026	2,586,786	450	234	-52.1	624.0
NP-23-352	403,025	2,586,786	450	219	-37.0	618.0
NP-23-358	403,025	2,586,786	450	219	-42.0	651.0
NP-23-362	403,165	2,587,117	526	304	-60.0	414.0

Table 2: La Luisa vein drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla has completed over 250,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling and the release of results related to such activities.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of the COVID-19 pandemic; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner; general economic factors; and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of COVID-19; the economic and financial implications of COVID-19 to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; the ongoing military conflict in Ukraine; and the factors identified under the caption "Risk Factors" in Vizsla' management discussion and analysis and other public disclosure documents. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

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For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 08:00e 20-MAR-23